Good Works Acquisition Corp.

4265 San Felipe, Suite 603

Houston, Texas 77027

+1 (713) 468-2717

July 29, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Robert Littlepage
Claire DeLabar
Larry Spirgel
Matthew Derby

Re:	Good Works Acquisition Corp. (the “Company”)

Registration Statement on Form S-4 (File No. 333-256115)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-256115), as amended (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 2, 2021, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Schiff Hardin LLP, by calling Ralph V. De Martino at +1 (202) 415-8300.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Good Works Acquisition Corp.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

cc:	(via email)

Fred S. Zeidman, Good Works Acquisition Corp.

Ralph V. De Martino, Schiff Hardin LLP

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP